 BeyondSpring Inc.
100 Campus Drive, West Side, 4th Floor, Suite 410
Florham Park, New Jersey 07932

July 10, 2024

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:             Jessica Dickerson

Re:  BeyondSpring Inc.
Registration Statement on Form F-3, as amended (File No. 333-280153)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, BeyondSpring Inc. hereby requests acceleration of the effectiveness of its Registration Statement on Form F-3 (File No. 333-280153), so that it will become effective at 12:00 p.m., Eastern Time on Friday, July 12, 2024 or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Michael J. Hong of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-2227, and that such effectiveness also be confirmed in writing.

Very truly yours,

BeyondSpring Inc.

By:	/s/ Lan Huang
Name: Lan Huang
Title: Chief Executive Officer